UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

NOCOPI TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

655213106

(CUSIP Number)

September 13, 2022

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655213106
1			NAME OF REPORTING PERSON Joseph S. Steinberg
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	1,250,000
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	1,250,000
	8	SHARED DISPOSITIVE POWER	0
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.5%*
12			TYPE OF REPORTING PERSON IN

* Percentage calculated based on 9,249,505 shares of Common Stock, par value $0.01 per share, outstanding as of September 13, 2022.

CUSIP No. 655213106
Item 1(a)	Name of Issuer:

The name of the issuer is Nocopi Technologies, Inc., a Maryland corporation (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The address of the principal executive office of the Issuer is 480 Shoemaker Road, Suite 104, King of Prussia, PA 19406.

Item 2(a)	Name of Person Filing:

This statement is filed on behalf of Joseph S. Steinberg (the “Reporting Person”).

Item 2(b)	Address or Principal Business Office or, if none, Residence:

The principal business address of the Reporting Person is c/o Jefferies Financial Group Inc., 520 Madison Avenue, New York, NY 10022.

Item 2(c)	Citizenship:

United States of America

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01

Item 2(e)	CUSIP Number:

655213106

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership.

The information contained in Item 5 through and including Item 10 on the cover page of this Schedule 13G, including the footnotes thereto, is incorporated by reference in this Item 4.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 655213106
Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 655213106

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2022	/s/ Joseph S. Steinberg
Joseph S. Steinberg